November 3, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4238

Attention: Mr. Craig Arakawa, Accounting Branch Chief Office of Beverages, Apparel and Mining.

Re:	Mail Stop 3561,
Caledonia Mining Corporation Plc
Form 20-F for the Year Ended December 31, 2016
Filed March 30, 2017
File No. 000-13345

Dear Mr. Arakawa,

In our letter dated October 13, 2017, we requested to respond to your letter by November 3, 2017.

We request an extension of this date as the mine is still in the process of reconciling the historical geological data to support our response.

Unfortunately technical colleagues at the mine are currently fully engaged in finalising a revised life of mine plan which will be announced in the next week or so. The revised life of mine plan is in response to a resource update which we published earlier this week and which incidentally also provides some context on our historic conversion of inferred resources to higher confidence levels.

We believe we will be in a position to give you a response by November 20, 2017 and request an extension from our initial response date.

Please contact the undersigned by telephone at +44 1534 679 800 or by email at marklearmonth@caledoniamining.com should you wish to discuss.

Sincerely,

Caledonia Mining Corporation Plc

/s/Mark Learmonth

Mark Learmonth

(Chief Financial Officer)

Head Office: Caledonia Mining Corporation Plc

3rd floor, Weighbridge House, Weighbridge, St Helier, Jersey, Channel Islands, JE2 3NF

info@caledoniamining.com | | www.caledoniamining.com

Directors: Leigh Wilson (Chairman), Steve Curtis,

Johan Holtzhausen, Mark Learmonth, John Kelly, John McGloin